United States Securities and Exchange Commission
Washington, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-00815
DuPont Powder Coatings USA, Inc.
Profit Sharing Plan
(Full title of Plan)
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
(Name and address of principal executive office of issuer)

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the DuPont Powder Coatings USA, Inc. Profit Sharing Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.
DuPont Powder Coatings USA, Inc.
Profit Sharing Plan
Dated: June 28, 2007

By:	/s/ William Rising
William Rising
Vice President, Finance

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
DuPont Powder Coatings USA, Inc. Profit Sharing Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of DuPont Powder Coatings USA, Inc. Profit Sharing Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/S/ PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
June 25, 2007

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Investments at fair value:
Common/collective trust funds	$24,793,279	$21,575,337
Mutual funds	9,196,779	7,530,577
Company stock fund	478,881	429,311
Participant loans	1,928,397	1,879,867

Total investments	36,397,336	31,415,092

Receivables:
Participant contributions	—	5,756
Employer contributions	786,089	687,867
Dividends and interest	2,951	2,662

Total receivables	789,040	696,285

Cash	1,332	1,346

Total Assets	37,187,708	32,112,723

Liabilities:
Payables	61,938	—

Net assets available for benefits, at fair value	37,125,770	32,112,723

Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	32,572	25,187

Net assets available for benefits	$37,158,342	$32,137,910

The accompanying notes are an integral part of these financial statements.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,504,880	$1,046,514
Interest income	107,677	88,581
Dividend income	635,483	410,275

Total investment income	4,248,040	1,545,370

Contributions:
Participant	1,158,550	1,248,875
Employer	1,378,732	1,233,376

Total contributions	2,537,282	2,482,251

Total additions	6,785,322	4,027,621

Deductions to net assets attributed to:
Benefits paid to participants	1,698,867	2,267,598
Administrative expenses	66,023	80,204

Total deductions	1,764,890	2,347,802

Net increase	5,020,432	1,679,819

Net assets available for benefits:
Beginning of year	32,137,910	30,458,091

End of year	$37,158,342	$32,137,910

The accompanying notes are an integral part of these financial statements.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements

NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the DuPont Powder Coatings USA, Inc. Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is available to eligible employees of DuPont Powder Coatings USA, Inc. (the “Employer” or “Company”), a wholly owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”).
All employees of the Employer are eligible to participate except any employee whose compensation and conditions of employment are covered by a collective bargaining agreement to which the Company is a party unless the agreement calls for the employee’s participation in the Plan or an employee whose services are leased from another company.
For purposes of employee contributions and compliance contributions, participation begins the first day of the next payroll period after the date an employee completes one hour of service. For purposes of Company match and Company profit sharing contributions, participation begins on the first day of the next payroll period after the date an employee completes a 12 month eligibility period in which the employee is credited with at least 1,000 hours of service during that period. Each participant who was an eligible employee at any time during the period, even if such employee did not work 1,000 hours, will receive the compliance contribution.
The designated trustee of the Plan is Merrill Lynch Trust, FSB (“Merrill Lynch”).
Contributions
Each year, participants may contribute between 1 percent and 15 percent of their eligible earnings, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. A participant may change their deferral contribution election four times a year. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributions consist of (a) compliance contributions equal to 3 percent of eligible compensation, (b) matching contributions equal to 100 percent of the first 3 percent of eligible earnings that a participant contributes, and (c) profit sharing contributions equal to 10 percent of the Company’s net profit for the Plan year less compliance and matching contributions made for the year. Contributions to the Plan are subject to certain limitations.
Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds, four common/collective trust funds and a company stock fund as investment options for participants.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in the portion of their accounts contributed by them, the Company’s compliance contribution and in the earnings on such contributions. A participant’s vested interest in the Company’s matching and profit sharing contributions and the related earnings are determined using the following table:

Years of Service	Vested Percent
1 - 2	20%
2 - 3	40%
3 - 4	60%
4 - 5	80%
5 or more	100%
One full year of service is defined as a twelve-month period of employment. A participant also becomes 100 percent vested upon normal retirement age (age 59 1/2), death, and termination of employment due to disability.
Participant Loans
Participants may borrow from their vested accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator. The loans are executed by promissory notes and have a minimum term of 1 year and a maximum term of 5 years, except for loans made to purchase a primary residence, which have a maximum term of 10 years. At December 31, 2006, the rates ranged from 5 percent to 10.5 percent. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
On termination of services due to death, disability or retirement, participants may elect to receive the value of their vested balances, in accordance with the provisions of the Plan, in a lump-sum distribution, partial distribution, or installments payments. In-service withdrawals may be made under certain conditions as permitted by the Plan.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements

Forfeited Accounts
Forfeitures of the Company matching and profit sharing contributions may occur if a participant terminates or withdraws his or her contributions prior to the full vesting period. These forfeitures may be used to restore accounts, as defined in the Plan, to pay administrative expenses or may decrease the amount of profit sharing contributions. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $452,971 and $405,475, respectively. Forfeited accounts were used to reduce administrative expenses of the Plan by $49,560 and $63,127 for the years ended December 31, 2006 and 2005, respectively.
Administrative Expenses
Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. For the years ended December 31, 2006 and 2005, the Plan paid $66,023 and $80,204, respectively, in administrative expenses, including audit and various recordkeeping fees. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. This applies even when the contracts are not held directly by the Plan but are underlying assets in Common/collective trust (“CCT”) investments held by the Plan. However, contract value is the relevant measurement of net assets available for benefits in a defined contribution plan that holds fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the interest in CCT’s relating to fully benefit-responsive investment contracts with an adjustment to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year end. Shares of CCT’s are valued at net unit value as determined by the trustee at year end except when holding fully benefit-responsive investment contracts. The Company stock fund is valued at its year end unit closing price (defined as the year end market price of common stock plus uninvested cash position). Participant loans are valued at their outstanding balances, which approximate fair value.
The Plan holds shares of CCT’s that have investments in fully benefit-responsive investment contracts. For purposes of the Statement of Net Assets Available for Benefits, these CCT’s are stated at fair value. As provided in the FSP, an investment contract is generally required to be valued at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of such investment contracts held by the CCT’s are determined using the market price of the underlying securities and the value of the investment contract.
Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on the sale of the DuPont Company Stock Fund securities are based on average cost of the securities sold. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Payment of Benefits
Benefits are recorded when paid.
NOTE 3 — INVESTMENTS
The following table presents investments (at contract value) that represent 5% or more of the net assets available for benefits as of December 31, 2006 and 2005.

	2006	2005
Merrill Lynch Equity Index Trust Tier 6	$21,090,708	$18,470,380
American Amcap Fund	2,096,159	1,865,230
The Oakman Equity & Income Fund	2,204,122	1,489,070
Participant Loans	1,928,397	1,879,867
During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Common/collective trust funds	$3,042,117	$910,521
Mutual funds	400,270	199,794
Company stock fund	62,493	(63,801)

Net appreciation	$3,504,880	$1,046,514

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements

NOTE 4 — TAX STATUS
The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”) and the related trust is exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter from the Internal Revenue Service dated July 16, 2003 covering the Plan and amendments through February 25, 2002 has been received by the Plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and operated in accordance with the applicable requirements of the IRC. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.
NOTE 5 — RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers the DuPont Company Stock Fund as an investment option. The Plan held 9,831.2697 and 10,101.4361 shares of E. I. du Pont de Nemours common stock as of December 31, 2006 and December 31, 2005, respectively. The Plan purchased $115,303 and $182,400 of stock during the years ended December 31, 2006 and 2005, respectively. The Plan sold $128,226 and $198,666 of stock during the years ended December 31, 2006 and 2005, respectively. Transactions in these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.
NOTE 6 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the Company matching and profit sharing contributions.
NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to the Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$37,158,342	$32,137,910
Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(32,572)	(25,187)

Net assets available for benefits per the Form 5500	$37,125,770	$32,112,723

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements

The following is a reconciliation of CCT gain per the financial statements for the year ended December 31, 2006 to the Form 5500:

December 31 2006
Net gain from Common/collective trusts included in the financial statements	$3,167,522
2006 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(32,572)
2005 adjustment from contract value to fair value for fully benefit-responsive investment contracts	25,187

Net gain from Common/collective trusts per the Form 5500	$3,160,137

NOTE 8 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b)	(c)	(d)	(e)
				Current
	Identity of Issue	Description of Investment	Cost	Value

*	Merrill Lynch Equity Index Trust Tier 6	Common/Collective Trusts	**	$21,090,708
*	Merrill Lynch International Index Trust	Common/Collective Trusts	**	719,818
*	Merrill Lynch Retirement Reserves Fund	Common/Collective Trusts	**	1,267,799
*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trusts	**	1,714,954

	Total common/collective trust			24,793,279

	Thornburg International Value Fund	Registered Investment Company	**	825,813
	The Oakmark Equity & Income Fund	Registered Investment Company	**	2,204,122
	American Century Small Company Fund	Registered Investment Company	**	392,080
	American Amcap Fund	Registered Investment Company	**	2,096,159
	CRM Midcap Value Fund	Registered Investment Company	**	890,758
	Pimco Total Return Fund	Registered Investment Company	**	1,478,928
	Lazard International Smallcap Portfolio	Registered Investment Company	**	297,643
	Van Kampen Comstock Fund	Registered Investment Company	**	1,011,276

	Total mutual funds			9,196,779

*	DuPont Company Stock Fund	Company Stock Fund	**	478,881

*	Participant loans	5% to 10.50% Maturing from January 2007 - December 2011	**	1,928,397

	Total Assets		**	$36,397,336

*	Party-in-interest

**	Cost not required for participant directed investments